INFINOVATE, LLC
Unaudited
Financial Statements

December 31, 2018 and 2017

(With Independent Accountant's Review Report Thereon)

INFINOVATE, LLC

December 31, 2018 and 2017

Table of Contents



MAGGART
& ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Stephen M. Maggart, CPA, ABV, CFF
J. Mark Allen, CPA
Joshua K. Cundiff, CPA
Michael T. Holland, CPA, ABV, CFF
M. Todd Maggart, CPA, ABV, CFF
Michael F. Murphy, CPA
P. Jason Ricciardi, CPA, CGMA
David B. von Dohlen, CPA
T. Keith Wilson, CPA, CITP

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

The Members
Infinovate, LLC
Rancho Sante Fe, California

We have reviewed the accompanying financial statements of Infinovate, LLC (a Delaware Limited Liability Company), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in members' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibilities for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles in the United States of America.

Maggart & Associates, P.C.

Nashville, Tennessee
September 13, 2019

1201 DEMONBREUN STREET • SUITE 1220 • NASHVILLE, TENNESSEE 37203-3140 • (615) 252-6100 • Fax • (615) 252-6105
www.maggartpc.com

INFINOVATE, LLC

Balance Sheets Unaudited

December 31, 2018 and 2017

(See Accompanying Independent Accountant's Review Report)

	2018	2017
Assets		
Current assets:		
Cash and cash equivalents	$ 7,580	4,627
Total current assets	$ 7,580	4,627
Liabilities and Members' Equity		
Accounts payable	$ 95,396	29,250
Affiliate advances	756,000	186,000
Total current liabilities	851,396	215,250
Members' equity	(843,816)	(210,623)
COMMITMENTS AND CONTINGENCIES		
Total liabilities and members' equity	$ 7,580	4,627

See accompanying notes to reviewed financial statements.

INFINOVATE, LLC

Statements of Operations Unaudited

For the Years Ended December 31, 2018 and 2017

(See Accompanying Independent Accountant's Review Report)

	2018	2017
Expenses:		
Software development costs	$ 464,952	109,793
Bank charges	75	-
Professional fees	2,250	-
Selling, general and administrative expenses	165,116	61,137
Taxes	800	-
Loss	$ (633,193)	(170,930)

See accompanying notes to reviewed financial statements.

INFINOVATE, LLC

Statements of Changes in Members' Equity   Unaudited

For the Years Ended December 31, 2018 and 2017

(See Accompanying Independent Accountant's Review Report)

	Total
Balance at December 31, 2016	$ (39,693)
Loss for the year	(170,930)
Balance at December 31, 2017	(210,623)
Loss for the year	(633,193)
Balance at December 31, 2018	$ (843,816)

See accompanying notes to reviewed financial statements.

INFINOVATE, LLC

Statements of Cash Flows Unaudited

For the Years Ended December 31, 2018 and 2017

Increase (Decrease) in Cash and Cash Equivalents

(See Accompanying Independent Accountant's Review Report)

	2018	2017
Cash flows from operating activities:		
Cash paid to suppliers and employees	$ (567,047)	(141,680)
Net cash used in operating activities	(567,047)	(141,680)
Cash flows from financing activities:		
Affiliate advances	570,000	122,000
Net cash provided by financing activities	570,000	122,000
Net increase (decrease) in cash and cash equivalents	2,953	(19,680)
Cash and cash equivalents at beginning of year	4,627	24,307
Cash and cash equivalents at end of year	$ 7,580	4,627

See accompanying notes to reviewed financial statements.

Statements of Cash Flows, Continued Unaudited

For the Years Ended December 31, 2018 and 2017

Increase (Decrease) in Cash and Cash Equivalents

(See Accompanying Independent Accountant's Review Report)

	2018	2017
Reconciliation of net loss to net cash used in operating activities:		
Net loss	$ (633,193)	(170,930)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in accounts payable	66,146	29,250
Total adjustments	66,146	29,250
Net cash used in operating activities	$ (567,047)	(141,680)

See accompanying notes to reviewed financial statements.

(1) <u>**Summary of Significant Accounting Policies**</u>

    (a) <u>*Organization*</u>

        Infinovate, LLC (the "Company"), a Delaware Limited Liability Company, was formed for the purpose of (a) conducting business activities relating to provision of products or services in the areas of investment fund and financial advisory performance analytics, including modeling and analysis of fund and/or investment advisory performances, consolidation and categorizing information and statistics relating thereto, as well as search and data gathering methods and techniques; and/or (b) entering into any lawful transaction and engaging in any lawful activities in furtherance of the foregoing purposes and as may be necessary, incidental or convenient to carry out the business of the Company. As an LLC, certain member's liability may be limited. Also, there are certain restrictions on ownership and transferability of member's interest in the Company.

    (b) <u>*Use of Estimates*</u>

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (c) <u>*Basis of Accounting*</u>

        The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Expenses are recognized in the period the related liability is incurred.

(1)   <u>**Summary of Significant Accounting Policies, Continued**</u>

(d)   <u>**Cash and Cash Equivalents**</u>

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

At various times during the year, the Company may maintain cash and cash equivalent balances in excess of Federally insured limits. At December 31, 2018 and 2017, the Company had no uninsured balances. The Company places its cash and cash equivalent accounts in what management believes to be high quality financial institutions.

(e)   <u>**Software Development Costs**</u>

The Company expenses software development costs, including costs to develop software products or the software component of products to be sold, leased or marketed to external users, before technological feasibility is reached. Technological feasibility is typically reached shortly before the release of such products and as a result, development costs that meet the criteria for capitalization were not material for the periods presented.

(f)   <u>**Advertising Costs**</u>

Advertising costs are expensed as incurred by the Company.

(g)   <u>**Income Taxes**</u>

The Company is treated as a partnership for Federal income tax purposes and does not incur income taxes. Instead, its net income and losses are allocated to and included in the income tax returns of the members and taxed depending upon their tax situations. Accordingly, the financial statements do not reflect a provision for income taxes.

The Company's Federal income tax returns for 2015, 2016 and 2017 are subject to examination by the Internal Revenue Service, generally for three years after they were filed. In addition, the Company's state tax returns for the same years are subject to examination for similar time periods.

(1)   <u>**Summary of Significant Accounting Policies, Continued**</u>

(h)   <u>**Economic Conditions**</u>

The values of the Company's assets as reported in the financial statements are subject to the volatility in the financial markets; and accordingly, the ultimate realization may be subject to the condition of the U.S., state and local economies and petroleum industry in general.

(i)   <u>**Recent Accounting Pronouncements**</u>

In August 2015, the Financial Accounting Standards Board ("FASB") issued a new standard that will replace existing revenue recognition standards and significantly expand the disclosure requirements for revenue arrangements. Nonpublic organizations should apply the new revenue standard to annual reporting periods beginning after December 15, 2018. The new standard may be adopted retrospectively for all periods presented, or adopted using a modified retrospective approach. Management is still in the process of determining which transition method to utilize in order to adopt the new standard and still assessing what effect the adoption of this standard may have on the timing of revenue recognition and the financial statements as a whole.

In February 2016, FASB issued Accounting Standards Update (ASU) 2016-02, Leases, to increase transparency and comparability of accounting for lease transactions. The new standard requires lessees to recognize lease assets and lease liabilities on their balances sheet for all leases with a lease term greater than twelve months. Lessor accounting is largely unchanged. ASU 2016-02 is effective for years beginning after December 15, 2019, for private companies, with early adoption permitted. The Company is assessing what effect the adoption of this standard may have on the financial statements as a whole.

(2)   <u>**Related Party Transactions**</u>

As of December 31, 2018 and 2017, the Company has borrowed $756,000 and $186,000, respectively, from an affiliate, the Renaissance Companies, Inc. Under the terms of the agreement, the Company will accrue and pay interest at the applicable Federal rate. Subsequent to December 31, 2018, the Company borrowed an additional amount totaling approximately $400,000.

In addition, for the years ended December 31, 2018 and 2017, the Company has incurred marketing and consulting fees totaling $163,811 and $61,137, respectively, for services provided by an affiliate, Genius Junkie, LLC.

(3)   **<u>Commitments and Contingencies</u>**

In the normal course of business there are commitments outstanding and contingent liabilities such as potential legal proceedings against the Company. In the opinion of management, no material adverse effect on the financial position is anticipated as a result of such matters.

(4)   **<u>Liquidity</u>**

The Company is in the process of attempting to achieve technological feasibility for software products the Company intends to sell, lease or market to external users. As mentioned in note 1, the affiliate, The Renaissance Companies, Inc., has funded operations through December 31, 2018 and subsequent to that date. Management has indicated the affiliate plans to continue providing funding for a reasonable period of time along with anticipated outside financing being pursued by management subsequent to December 31, 2018.

(5)   **<u>Subsequent Events</u>**

Management has evaluated subsequent events through September 13, 2019, the date on which the financial statements were available to be issued.